Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291721

Prospectus Supplement

(To Prospectus dated December 18, 2025,

Prospectus Supplement dated January 12, 2026,

and Prospectus Supplement dated April 22, 2026)

Up to $2,000,000

Sky Quarry Inc.

Common Stock

This prospectus supplement (this “Prospectus Supplement”) amends and supplements the information in the prospectus supplement, dated January 12, 2026 (the “ATM Prospectus Supplement”), as previously amended an supplemented by that certain prospectus supplement dated April 22, 2026 (“the April Prospectus Supplement” and, together with the ATM Prospectus Supplement,  the “Prior Prospectus Supplement”), to the accompanying prospectus, dated December 18, 2025 (the “Base Prospectus” and, together with the Prior Prospectus Supplement, the “Prior Prospectus”), filed as part of our registration statement on Form S-3 (File No. 333-291721) (the “Registration Statement”) that we filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2025 with an effective date of December 18, 2025, relating to the offer and sale of shares of our Common Stock, par value $0.0001 per share (the “Common Stock”), having an aggregate sales price of up to $12,600,000 pursuant to the terms of that certain Amended and Restated Sales Agreement, dated as of April 22, 2026 (the “A&R Sales Agreement”), by  and between Sky Quarry Inc. (the “Company”) and Muriel Siebert & Co., LLC (“Siebert”). This Prospectus Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

We are filing this Prospectus Supplement to amend and supplement the Prior Prospectus to increase the maximum aggregate offering price of our shares of Common Stock that may be offered and sold under the A&R Sales Agreement from $12,600,000 to $14,600,000. As of the date of this Prospectus Supplement, we sold an aggregate of approximately $12,600,000 of shares of our Common Stock pursuant to the Prior Prospectus and the A&R Sales Agreement, utilizing substantially the full amount then available for issuance. Accordingly, under this Prospectus Supplement, we may offer and sell shares of Common Stock having a maximum aggregate offering price of up to $2,000,000 from time to time through Siebert acting as our sales agent and/or principal in accordance with the A&R Sales Agreement.

As a result of the limitations contemplated by General Instruction I.B.6 of Form S-3 and the public float of our Common Stock, we may offer and sell shares of Common Stock having an aggregate offering price of up to approximately $15.99 million. We have previously sold an aggregate of approximately $12.60 million of shares of Common Stock through Siebert under the Prior Prospectus Supplement and the A&R Sales Agreement during the twelve (12) calendar months prior to and including the date of this Prospectus Supplement. In addition, prior to signing the A&R Sales Agreement and the filing of the April Prospectus Supplement, we have sold an aggregate of approximately $1.34 million of shares of Common Stock through Cantor Fitzgerald & Co. (“Cantor”) under the ATM Prospectus Supplement and the Controlled Equity Offering Sales Agreement, dated January 12, 2026, by and between the Company and Cantor, during the same period.

As of the date of this Prospectus Supplement, the aggregate market value of our outstanding Common Stock held by non-affiliates, or the public float, was approximately $47.96 million, which was calculated based on 8,504,192 outstanding shares of Common Stock held by non-affiliates at a price of $5.64 per share, the last reported sale price of our Common Stock on July 23, 2026, as reported on The Nasdaq Capital Market (“NasdaqCM”). Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares in public primary offerings on Form S-3 with a value of more than one-third of the aggregate market value of our Common Stock held by non-affiliates in any 12 calendar month period, so long as the aggregate market value of our Common Stock held by non-affiliates is less than $75,000,000.

Our Common Stock is listed on the NasdaqCM under the symbol “SKYQ.” On September 17, 2026, the last reported sale price of our Common Stock on the NasdaqCM was $2.89 per share.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this Prospectus Supplement and for future filings.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page S-6 of the ATM Prospectus Supplement and under similar headings in the Prior Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Prior Prospectus for a discussion of the risks that you should consider in connection with an investment in our Common Stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE PRIOR PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Siebert

The date of this Prospectus Supplement is September 18, 2026.